March 7, 2011

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Facsimile: 703-813-6968

Attn: Edward M. Kelly, Esq.

Re:	Registration Statement on Form S-3 (File No. 333-172154)
Acceleration Request

Requested Date: March 10, 2011
Requested Time: 10:00 a.m., Washington, D.C. time

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, FutureFuel Corp. (the “ Company ”) hereby respectfully requests that the above-referenced registration statement on Form S-3 (the “ Registration Statement ”) be declared effective on the Requested Date and Requested Time set forth above, or as soon thereafter as practicable.

In connection with this acceleration request, the Company hereby acknowledges that:

•
should the Securities and Exchange Commission (“Commission”) or its staff (“Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert comments that it has received from the Staff and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone call to the undersigned at 314-854-8520 or to Leonard J. Essig of Lewis, Rice & Fingersh, L.C., at 314-444-7651.

FutureFuel Corp.
8235 Forsyth Blvd., 4th Floor, Clayton, Missouri 63105

Direct Line: (314) 854-8520	Fax: (314) 889-9603	e-mail: dhommert@apexoil.com

Securities and Exchange Commission
March 7, 2011

Please direct any questions or comments regarding this acceleration request to the undersigned or to Mr. Essig.

Very truly yours,

FutureFuel Corp.

By:/s/Douglas D. Hommert

Douglas D. Hommert
Executive Vice President

cc:           Leonard J. Essig
 Lewis, Rice & Fingersh, L.C.